GAMMON LAKE RESOURCES INC.
202 Brownlow Avenue, Cambridge 2, Suite 306
Dartmouth, Nova Scotia, B3B 1T5
Tel: 902-468-0614 Fax: 902-468-0631
www.gammonlake.com
TSX:GAM / AMEX:GRS / BSX:GL7

Press Release 2-2006	February 1, 2006

Gammon Lake Announces First Gold-Silver Pour at Ocampo Project

Gammon Lake More than Doubles the Size of Ocampo, Increasing the Project Area to More than 10,000-Hectares

Surface Sampling in the Plaza de Gallos Deposit, Outside of Current Project Ore Reserves and Mine Plan, Returns Bonanza Grades of 49.87 Grams per Tonne Gold Equivalent Over 15-Metres

Gammon Lake Resources Inc. (TSX: GAM; AMEX: GRS) is pleased to announce that the Company poured its first dore bars at the Company's 100% controlled Ocampo Mine, located in Chihuahua, Mexico. The first metal removal from the Ocampo heap leach pregnant solution has resulted in significant metal recoveries, as Kappes, Cassiday & Associates' (KCA) metallurgical testwork indicated. The first dore bar of the pour weighed 100-kilograms (normal bar weight for Ocampo), containing approximately 7% gold and 93% silver and is valued at approximately US $158,000. The total value of metal recovered in today's pour is estimated at approximately US $400,000.

Based on the ore that was placed under cyanide irrigation on the heap leach pad, KCA has advised that approximately 20% of the gold and 8% of the silver was recovered by the Merrill Crowe recovery plant. The standard leach cycle is 120 days. These recoveries were attained in a 7 day period.

"This first gold pour is an event of great significance in the development of the Ocampo Mine and the growth of Gammon Lake," commented Fred George, Chairman and President, who was on-site to witness the first dore bar being poured. "This represents a key step in the Company's strategy to become a mid-tier precious metals producer, and is a testament to the highly skilled and dedicated team we have assembled at Gammon Lake. We remain confident of achieving our goal of producing more than 300,000 gold equivalent ounces (190,000 ounces of gold and 6.6-million ounces of silver) in our first year of operation, ranking Ocampo one of the largest producing gold mines in Mexico."

Gammon Lake anticipates the frequency of gold-silver pours to increase to a daily event over the next month, as solution values in the heap leach steadily increase.

Initial production is derived from the Conico deposit, one of six planned pits in the Open Pit area of the Project. The Company has been placing ore on the heap leach pad since mid-January 2006, building up to design capacity of 6,000 tonnes per day through the high-grade circuit. The low-grade circuit is expected to be complete by mid-February 2006, and will process an additional 7,000 tonnes of ore per day to the heap leach pads.

Construction and development of the Ocampo Project remains on schedule and within budget to achieve the feasibility rate of 13,000 tonnes per day on a continuous basis from the Ocampo Open Pit mine by the end of the first quarter of 2006. In the first year of production the Ocampo Open Pit mine is expected to produce 136,735 ounces of gold and 3,979,826 ounces of silver, equating to 203,065 gold equivalent ounces. Total first year commercial production at Ocampo, including underground operations is expected to exceed 300,000 gold-equivalent ounces (190,000 ounces of gold and 6.6-million ounces of silver).

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The mill facilities for processing the underground ore are now under construction. The foundry portion of the mill has been completed for the first gold/silver pour, and construction of the remaining mill components is proceeding as per the Kappes, Cassiday & Associates' (KCA) construction schedule.

Gammon Lake Resources Greatly Increases Land Holding in Ocampo District

Gammon Lake is also pleased to announce that the Company has been awarded, through government lottery, an additional 6,000-hectares surrounding Ocampo. The consolidation of this new mineral concession with Gammon Lake's existing land holdings has resulted in the Company having 100% control of in excess of 10,000-hectares. This will provide Gammon Lake with additional prospective ground for future exploration. Refer to Figure 1 for location of new mineral concession.

Figure 1: Ocampo Mineral Concessions

Gammon Lake Resources Inc.
OCAMPO PROJECT
Ocampo Mineral Concessions Map
Scale: 1:10,000
Date: January 2006
Original Gammon Lake Mineral Concessions
Newly Acquired Mineral Concessions
N
0
1,000
2,000
METERS

Gammon Lake Resources Uncovers Bonanza Grades at Surface in the Plaza de Gallos Deposit while Developing In-Pit Project Road System

During the development of the open pit access road system, Gammon Lake discovered a very important "clavo," or super high-grade zone in the Plaza de Gallos deposit. This zone is not currently contained within the project ore reserves or mine plan. The first series of assays revealed 21-metres grading 4.44 grams per tonne gold equivalent next to 15-metres grading 49.87 grams per tonne gold equivalent (37.02 g/t gold and 771 g/t silver). As a result of this discovery, management halted all work in the area and has subsequently begun a systematic sampling program

(Continued on page 3)

consisting of surface trenching and a series of short drill holes to determine the length, width and vertical extent of this very high-grade zone. The first of six extensive floor and wall channel samples, collected along the same strike length, defined 15-metres of material grading 2.95 grams per tonne gold equivalent, adjacent to 14-metres grading 48.19 grams per tonne gold equivalent (39.52 g/t gold and 520 g/t silver). Gammon Lake's management is of the opinion that this discovery could have a significant impact on 2006 production. The highest grade material will be stockpiled for processing in the Ocampo mill facilities (which will provide higher metal recoveries than heap leach) upon completion by KCA. The remaining high-grade material will be placed on the heap leach pad during normal operations this year.

Gammon Lake Advances Mining of Picacho Ore Body to Allow for Sampling Program in Plaza de Gallos Deposit

The Picacho Deposit contains immediately accessible high-grade and low-grade ore that will begin production in mid-February 2006. Road construction to allow access to the deposit is in progress and nearing completion. Initial trenches completed on surface within the high-grade zone of Picacho averaged 3.4 grams per tonne gold equivalent, over 96-metres of sampling. Gammon Lake has determined that the top 72-metres of Picacho, the project's largest ore body, contains 1.5-million tonnes of accessible material requiring virtually no stripping, averaging 3.0 grams per tonne gold equivalent. A higher grade zone is contained within the Picacho deposit consisting of 600,000-tonnes averaging 4.3 grams per tonne gold equivalent. This is available if the Company chooses to produce a higher grade product from Picacho.

Opening the Picacho open pit will also allow Gammon Lake to develop access to the newly discovered San Ramon deposit, several years earlier than originally planned. The addition of the Picacho and San Ramon pits to the current scheduled production will provide Gammon Lake with ore feed from the additional working faces to expand the high-grade crushing facilities from the current 6,000 tonnes per day to 9,000 tonnes per day with the addition of a tertiary crusher (identical to the two crushers currently in place). There would be no change to the facility's primary crusher as it was purposely oversized for future expansion and has a current rated daily capacity of 20,000 tonnes per day.

Gammon Lake Plans Opening of La Estrella Ore Body by the end of February to Provide Immediate Ore Feed to the Low-Grade Crusher Facility

The La Estrella deposit contains an estimated 10-million tonnes of material averaging 1.06 grams per tonne gold equivalent (0.76 g/t gold and 18.0 g/t silver). Considering current gold and silver prices, Gammon Lake's management has determined that the La Estrella deposit will be opened by the end of February 2006, providing ore feed to the low-grade crusher facility at a planned rate of 1.2-million tonnes per year. This represents a substantial grade increase over the planned 0.40 to 0.45 gram per tonne low grade crusher feed outlined in the KCA feasibility study.

Gammon Lake has not yet determined the 2006 low-grade cut off that will allow the low-grade line (2.5-million tonne per year capacity) to process approximately 70,000 gold equivalent ounces to the heap leach pad. This increases the number of ounces placed on the pad by approximately 40,000 gold equivalent ounces per year, over the feasibility plan, and will result in additional recovery from Gammon Lake's lowest grade resource of approximately 32,000 gold equivalent ounces in the 12 month period beginning March 1, 2006. Profitable low grade ore below the selected cut off will be stockpiled for eventual processing in the future. The benefit of this plan is that the low-grade stockpile is adjacent to the project's heap leach crushing facility, very close to the La Estrella deposit and is easily accessible.

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ABOUT THE OCAMPO PROJECT

The Ocampo Gold-Silver Project, as designated in the feasibility study conducted by Kappes, Cassiday & Associates (KCA) of Reno, Nevada, will consist of an underground mine with a 1,500 tonne per day agitated cyanide leach plant, and an open pit mine with a 13,000 tonne per day heap leach. As per the KCA feasibility study, production is expected to average 170,000 ounces of gold and 6.2-million ounces of silver, annually. The full KCA feasibility study can be found on SEDAR at www.sedar.com.

Gammon Lake Resources Inc. is a Nova Scotia based mineral exploration Company with properties in Mexico. The Company's website is www.gammonlake.com. Shares of the Company trade on the Toronto Stock Exchange under the symbol GAM; and in the U.S. on the AMEX under the symbol GRS. The qualified person responsible for all technical data reported in this news release is John C. Thornton, Chief Operating Officer. Gold equivalent values reported in this press release are based on 60 grams of silver = 1 gram of gold, calculated on a gold price of US $450 and a silver price of US $7.50. All of Gammon Lake's analytical work was performed by ALS Chemex of Vancouver, employing conventional fire assay analysis techniques. For additional information please contact:

Bradley H. Langille	Jodi Eye
Chief Executive Officer	Investor Relations
Gammon Lake Resources Inc.	Gammon Lake Resources Inc.
902-468-0614	902-468-0614

CAUTIONARY STATEMENT

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Annual Report on Form 40-F (File No. 001-31739), which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Lake, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Lake's expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Lake's Form 40-F as filed with the United States Securities and Exchange Commission. Although Gammon Lake has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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